Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 27, 2023

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE

Washington D.C. 20549

Attn: Min S. Oh, Esq.

Senior Counsel

Division of Investment Management –

Disclosure Review and Accounting Office

RE:        Principal Life Insurance Company

Principal® Strategic Outcomes Index-Linked Deferred Annuity

File No.: 333-267959

Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1

Accession Number: 0001104659-23-051607

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Principal Life Insurance Company, as registrant (the “Registrant”), and Principal Securities, Inc., as principal underwriter (the “Underwriter”), hereby request that the effective date of the above-referenced Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment”) be accelerated so as to permit the Amendment to become effective on April 28, 2023, or as soon thereafter as practicable.

Please contact Doug Hodgson at 515-362-2384 if you have any questions regarding this request or the Amendment.

Sincerely,

/s/ Doug Hodgson	/s/ Sarah Juteau
Doug Hodgson	Sarah Juteau
Counsel, Registrant	Counsel, Underwriter